Invest in Annestes Thoroughbreds

Technology | Kentucky Derby | Thoroughbred | Horse Race | Sports Technology

Join the Kentucky Derby Dream with a portfolio of homebred thoroughbreds

SPORTBLX.COM/OFFERINGS/ANNESTES-THOROUGHBREDS VERSAILLES KENTUCKY



MAX PLAYER
1ST 2020 WITHERS (G3)
ANNESTES THOROUGHBREDS
SPORT



Annestes Thoroughbreds endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership at the highest levels of competition, an opportunity that has been unavailable to the general public.

John Hall CEO Adara Asset Management (Board Member) @ Annestes Thoroughbreds

Why you may want to invest in us...

1. We are giving investors an opportunity to own a high quality stable of homebred racehorses
2. One of the portfolio thoroughbreds, Max Player, is pointed to classic races this summer, including the Kentucky Derby
3. All four thoroughbreds have strong pedigrees on both sides of their families.
4. Owners of 5% of Annestes Thoroughbreds will have a right of first offer in a sale of any of the horses
5. Limited opportunity to own equity and partner with some of the most successful names in the industry
6. We are different then the industry's syndicate models and do not charge a markup to our investors
7. You can buy shares for anyone who is a fan of horse racing or the Kentucky Derby - family or friends
8. Investors will have access to content on the SportBLX site and be eligible for unique on-track experiences

Why investors ❤ us

WE'VE RAISED $65,800 SINCE OUR FOUNDING



Horse racing is a culture that I love to be near. It is not just the speed of the athletes, but also the competition between stables. Never had I imagined that I could invest in several of these great horses. To have the ability to be a part owner alongside George Hall, who has a proven track record of finding and training great thoroughbreds, was an opportunity I could not pass on. Whether it is Max Player or the next one in the stable, I trust K&G to have them ready. A little bit about myself, I am an established investor and licensed attorney my career has spanned over three decades having held senior level positions within investment

... read more

Robert Plansker Vice President Operations, USMMA Alumni Association and Foundation

LEAD INVESTOR | INVESTING $1,000 THIS ROUND



Always loved the game. Prior horse owner. Love Kentucky and always love Linda Rice.

James Smith

Forty year career in commercial banking focused primarily on debt and equity for large commercial property developments.



I have grown up within the Horseracing industry my entire life. There is nothing more exciting then watching these amazing athletes run. I love what George, Joe and the entire Sportblx team have put together to encourage and promote Horseracing to new and existing fans!!! Great way to invest....

Wendy Noel

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jorge Velasquez
Board Member
https://en.wikipedia.org/wiki/Jorge_Vel%C3%A1squez



John Hall
CEO Adara Asset Management (Board Member)
Executive VP, Operations, of Sport-BLX, Inc. Previously a Senior Managing Director Clinton Group, Inc.



Tyler Sloan
SportBLX Securities
Product Manager, of Sport-BLX, Inc. Prior experience includes consulting, marketing, and product oversight for global fintech and blockchain companies.

George Hall
Board Member
CEO and Founder Clinton Group Inc



Dale Holly
Thoroughbred Manager
Manager of Annestes Farms since 2006 having been in the thoroughbred breeding business since 1980. Accomplished horseman.



Joseph De Perio
SportBLX Securites
Co-Founder of Sport-BLX, Inc. Former Senior Portfolio Manager of Clinton Group, Inc., a family office and multi-strategy hedge fund firm.



Peter Rawlins
EVP SportBLX Inc
Executive VP, Trading and Execution, of Sport-BLX, Inc. Previously a Senior Managing Director Clinton Group, Inc.

In the news

  CISION FOX BUSINESS   NEW YORK POST

Downloads

- Annestes Thoroughbreds Brochure.pdf
- Max Player Pedigree.pdf
- Swingman Pedigree.pdf
- Unnamed Filly Pedigree.pdf
- Unnamed Weanling Colt Pedigree.pdf
- Annestes Thoroughbreds Appraisal 07-20.pdf

OWN A HIGH QUALITY STABLE OF HOMEBRED RACEHORSES

The company owns several horses, all homebred on Annestes Farm in Versailles, Kentucky. This provides investors with diversity and multiple opportunities for breeding as well as on-track excitement. The portfolio is led by **Max Player** a well-bred three-year old son of Honor Code. He is being pointed to the **Kentucky Derby** on September 5th. Ownership in Annestes Thoroughbreds gives investors a shot at being part of the **Kentucky Derby** experience.

PORTFOLIO DETAILS

The company will initially purchase interests in several racehorses, all homebred on Annestes Farms by K&G Stables LLC. Max Player, a three-year old colt by Honor Code colt out of Fools in Love (by: Not For Love), is the winner of the G3 Withers Stakes, third place finisher in the G1 Belmont Stakes and third place finisher in the G1 Travers Stakes. Max Player is headed to the classic races in the balance of 2020. Swingman, a two-year old colt by Tonalist out of Eternal Grace (by: Gilded Time), is in training and being pointed to the races in the fall of 2020. An unnamed yearling filly by Munnings out of Indy Annestesia (by: A.P. Indy) and an unnamed weanling colt by Midnight Lute are on the farm(the appraisals are set forth as an attachment on the site). The company capital raise is being done at **$100 per share** with a minimum purchase of two shares.. The Company will also purchase additional interests in horses for racing and breeding .


Annestes Thoroughbreds owns an interest in:
Max Player
(Honor Code – Fools in Love)
Swingman
(Tonalist – Eternal Grace)
Unnamed Filly
(Munnings – Indy Annestasia)
Unnamed Colt
(Midnight Lute – Indy Annestasia)

HOW DOES IT WORK?

Annestes Thoroughbreds intends on raising capital to grow its roster of bloodstock and support its operations. The majority owner of Max Player, Swingman, the filly, and colt will contribute interests in each of these horses in exchange for cash and stock. Pro forma for the minimum offering size, interests in Max Player will comprise a majority of the non-cash enterprise value of the company. Use of proceeds from the offering will be to buy producing mares and fund stallion fees, and progeny can be sold or raced.

Money raised from this offering will be used to purchase additional interests in racehorses for racing and breeding in addition to paying expenses arising from the training, care, and other typical expenses necessary to manage a horse. If applicable, the remaining offering proceeds will be used to build the company's cash reserves. Investors are entitled to a share of revenue from racing, breeding, and all other sources of revenue generated by each horse. Additionally, excess cash received from purses may be used to make distributions to shareholders and/or purchase additional horses (investors will earn an equity stake in any additional horses).



OUR HISTORY

Led by George E. Hall and farm manager, Dale Holly, Annestes Thoroughbreds has had a long history of success breeding horses on Annestes Farms and monetizing their values in the auction ring and campaigning them on the racetrack. Of the 89 horses bred, 60 were winners (67.41% versus the industry average of 45.33%), 7 were winners in Stakes Races (7.86% versus the industry average of 2.63%), and 5 were winners in Graded Stakes Races (5.61% versus the industry average of 0.77%). Notable homebred runners include: Pants on Fire out of Cabo De Noche (by: Jump Start) who won the Grade 2 Louisiana Derby, started in the Kentucky Derby, placed in the G1 Breeder's Cup Dirt Mile and earned $1.6 million, and stakes winners Calamity Kate ($621k earnings), My Adonis ($531k earnings), and Max Player ($373k life to date earnings). Notable yearling sales include Seahenge (sold for $750k), Guarded Secret (sold for $450k), Babeau (sold for $400k), and Capetown Lady (sold for $300k).

Invest today and join the Kentucky Derby dream!



Investor Q&A

– COLLAPSE ALL

What does your company do?

Annestes Thoroughbreds Inc.'s goal is to bring the thrill of thoroughbred ownership (both breeding and racing) to the everyday person. The Company will initially purchase interests in several racehorses, all homebred on Annestes Farms by K&G Stables LLC. The company will own a percentage of each of Max Player, Swingman, an Unnamed Munnings Filly and an Unnamed Colt. Max Player is headed to the classic races in the balance of 2020, including the Kentucky Derby.

Where will your company be in 5 years?

We would like the company to be a powerhouse in the racing and breeding industries executing our mission to innovate and bring new owners into the sport. With Max Player's recent third place finish in the Belmont Stakes and Travers our farm has already gained significant traction in the racing industry. Besides owning runners in stakes races, we would like to have an established band of broodmares and stallion prospects to expose investors to the breeding business on the farm.

Why did you choose this idea?

Annestes Thoroughbreds endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership at the highest levels of competition, an opportunity that has been unavailable to the general public.

What is SportBLX?

SportBLX is a web-based portal that allows fans and investors all over the world to own shares of unique assets in sports. Our goal at SportBLX is to deliver a robust marketplace for all fan tastes and investment strategies.

What is the difference between SportBLX and Annestes Thoroughbreds?

SportBLX is a web-based portal that allows fans and investors to own unique assets in sports. Annestes Thoroughbreds is a company which owns a portfolio of racehorses and is selling shares through SportBLX and Wefunder.

Do these horses have a race history?

The portfolio's lineup is led by Max Player, a G3 Winner of two races in five starts in addition to finishing third in the Belmont Stakes and Travers. Max Player is being pointed to the Kentucky Derby in September.

What horses are included in this portfolio?

Annestes Thoroughbreds is a company which will purchase interests of Max Player, Swingman, an Unnamed Munnings Filly, and an Unnamed Midnight Lute Colt. Max Player, a three-year old colt by Honor Code colt out of Fools in Love (by: Not For Love), is the winner of the G3 Withers Stakes and the third place finisher in the Belmont Stakes, a Triple Crown race. Swingman, a two-year old colt by Tonalist out of Eternal Grace (by: Gilded Time), is in training and being pointed to the races this year. An unnamed yearling filly by Munnings out of Indy Annestesia (by: A.P. Indy) and an unnamed yearling filly by Midnight Lute out of Indy Annestesia are on the farm.

What is special about this group of horses?

The portfolio's lineup is led by Max Player, a G3 Winner of two races in five starts, having finished third in the first Triple Crown race – the Belmont Stakes, and the Travers. Max Player is being pointed to the Kentucky Derby. Swingman is a well-bred colt by classic winner, Tonalist, and stakes-placed mare, Eternal Grace. While Max Player contributes the majority of the value to the company today, the other three horses provide enhanced value potential to the overall company.

How are you different than horse racing syndicates?

There are a few differences - the key one being that we do not charge a markup on the initial purchase. Our horses are being contributed at their appraised value, so we are not making a profit on the initial purchase (like the other partnerships). We also will not take a % of purses, and our compensation is in the form of a management fee and incentive fee (only after the investors have recouped their investment).

Annestes Thoroughbreds' goal is to make the thrill of thoroughbred ownership more accessible. The company is designed to be a portfolio and an ongoing enterprise, providing investors diversification and potential enhanced liquidity in the future. We are different than syndicate models in the industry and do not charge a markup to our investors.

Do investors have special access to races or other events?

Investors will have access to unique content on the SportBLX site and be eligible for unique on-track
and farm experiences.

How will I make money?

The company will earn money through race winnings, breeding rights, and any potential sales of the horses in our portfolio. Shareholders will own equity interests in the company and benefit from its accrued earnings.

What am I investing in?

Investors are purchasing an equity interest in a company with a portfolio of horses managed by Annestes Thoroughbreds. Money raised from this offering will be used to pay expenses arising from the training, care, and other typical expenses necessary to manage a horse. Investors are entitled to a share of revenue from racing, breeding, and all other sources of revenue generated by each horse.

What if I'm an accredited investor and want to invest more than is allowed through crowdfunding?

Annestes Thoroughbreds also has a Reg D offering for the company that is open for accredited investors at https://sportblx.com/offerings/annestes-thoroughbreds/.

What level of liquidity will your shares hold? Can I sell my shares?

The board of directors can elect to pay dividends to its shareholders from purse winnings or sales. If you execute an accredited investor transaction, secondary transactions will be available in one year. If you are a non-accredited investor, we will attempt to make a market in the shares in the future.

Shares are restricted from transfer for a period of time under applicable federal securities laws. The Securities Act and the rules of the SEC provide in substance that shareholders may dispose of the shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The company has no obligation or intention to register any of the shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the shares become freely transferable, a secondary market in the shares may not develop. The company advises that shareholders should understand that they bear the economic risks of the investment in the shares for an indefinite period of time.

How is the value of Company determined for the offering?

The appraisals are set forth as an attachment on the site.

What is the minimum? And any additional fees?

The minimum investment is $200 at $100 per share. Besides Wefunder's customary fees, there are no additional fees at closing. The Company's directors and officers are not compensated today. Instead, K&G Stables LLC (an affiliate entity) will provide management and administration services to the company for a fee of 10% of assets under management and a performance fee of 20% pursuant to a master services agreement. The offering amount is the post-money valuation of the company after the closing of the offering.

Does my account login for Wefunder also work on the SportBLX platform?

No, you will need to create a new and separate account on SportBLX.com.

I've invested in SportBLX Thoroughbreds through Wefunder, will my shares appear in my portfolio on SportBLX.com?

For now you will only see your shares on the Wefunder site. We will be pulling in positions from Wefunder onto SportBLX.com in the near future and will notify you when that occurs.

Are there any purchase rights for stallion prospectors?

All horses in the portfolio have strong pedigrees on both sides of their families. Owners of 5% of Annestes Thoroughbreds will have a right of first offer in a sale of any of the horses. Please see the Offering Memorandum and bylaws for more details.

Will there be any ongoing costs?

From a shareholder's perspective, there will not be any additional costs. However, Annestes Thoroughbreds will continue to pay expenses arising from the training, care, and other typical expenses necessary to manage a horse.

If the equity is tied to the horse, what happens when the horse retires? How many more years would be the projected retirement of the horses up for equity?

The typical horse runs to about 5 years of age. Max Player is a 3 year-old, Swingman is 2 years old, and both the Munnings filly is a yearling and the Midnight Lute filly is a weanling. Upon completion of their racing careers, if the horse has done well, it can be sold to a breeder.

If Max Player is sold to a breeding operation as a breeding stallion, will small shareholders partake in the revenue of such sale?

If Max Player is sold or his breeding rights are sold, shareholders will benefit from the proceeds by virtue of their equity ownership in the Company.

What is your team's experience in the industry?

George Hall is the Executive Chairman and co-founder of Sport-BLX, Inc., a financial technology company, and the CEO and founder of Clinton Group, Inc., an investment firm founded in 1991. In 2004, Mr. Hall bought four yearlings for a combined $180,000 and two became stakes winners, including Fagan's Legacy, named for George's grandfather. Since then, he has owned, bred and raced horses and won the 2011 Belmont Stakes at the very track where he was introduced to the game as a child by his grandfather.

What are your revenue goals for 2020 and 2021 respectively? When do you expect to reach profitability?

Revenues for horse racing are difficult to predict. Revenues are realized from purse winnings from races and sales of bloodstock. Max Player's next race has a total purse of $2,000,000, so if he wins the race, our share would be quite substantial to our company. We may also elect to sell the filly in the fall, and that will generate revenues. Our costs are limited, so we should achieve profitability with revenue realization. However, horse racing is a risky endeavor, and revenues are not predictable. If you would like to speak further, please reach out to support@sportblx.com to schedule a conference call.

How will the proceeds be used?

The net proceeds from the sale of the shares will be used to acquire a percentage of the previously mentioned horses, purchase additional horses to race, purchase fillies to race with the intention of breeding in the future, acquire mares for breeding purposes, build a broodmare breeding operation, raise foals for future sale or for racing and pay customary breeding and training fees including expenses related to medical, race entry fees, boarding fees and any other horse related expenses. Net proceeds from the sale of Shares may also be used to acquire new horses as determined by management of the company. The Company relies on third party appraisals as an indication for valuation of the Horses. Valuation may differ from the appraisal.

How are expenses allocated for each horse?

Expenses are split between training, care, housing, and other expenses associated with owning racehorses. We plan on setting aside capital to meet the operating expense needs of the horses.

Moving forward, we will get updates on when the horses race in the future?

Yes, you will. We will continue to post updates to this site and also to https://sportblx.com/offerings/annestes-thoroughbreds/

Financials

Annestes Thoroughbreds has financial statements ending July 9 2020. Our cash in hand is $0, as of July 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

July 7 to December 31


$$$$

$0
Revenue



$0
Net Profit


IOU!

$0
Short Term Debt



$0
Raised in 2020



$0
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

SportBLX Thoroughbreds Corp. and Annestes Thoroughbreds Inc. will have common ownership in some of the horses identified in "Portfolio." Annestes Thoroughbreds Inc.'s goal is to bring the thrill of thoroughbred ownership (both breeding and racing) to the everyday person. The Company will initially purchase interests in several racehorses, all homebred on Annestes Farms by K&G Stables LLC. The corporation will own a percentage of each of Max Player, Swingman, an Unnamed Munnings Filly and an Unnamed Colt. Max Player is headed to the classic races in the balance of 2020.
We would like the company to be a powerhouse in the racing and breeding industries executing our mission to innovate and bring new owners into the sport. With Max Player's recent third place finish in the Belmont Stakes our farm has already gained significant traction in the racing industry. Besides owning runners in stakes races, we would like to have an established band of broodmares and stallion prospects to expose investors to the breeding business on the farm.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

SportBLX Thoroughbreds Corp. and Annestes Thoroughbreds In will have common ownership in some of the horses that identified in the offering memorandum. George Hall through K&G Stables owns a majority stake in all of the horse except Adara. K&G Stables and Annestes Farms are owned by George Hall. K&G has a successful track record breeding horses. The infrastructure will be available to Annestes Thoroughbreds.

Milestones

Annestes Thoroughbreds Inc was incorporated in the State of Delaware in July 2020.

Expected milestones for the Company are:

- Completing the successful capital raising of the Company

- Executing the purchase of the interests in the stable of homebred racehorses immediately after the closing of the capital raise

- Purchasing additional interests in racehorses with the goals of training, racing and breeding them

- Upon the purchase of the interests in racehorses, Annestes Thoroughbreds Inc will starting to incur costs as the horses are prepared to either race or to be sold in upcoming industry auctions

We believe we will be successful because:

- We are giving investors an opportunity to own a high quality stable of homebred racehorses
- One of the portfolio thoroughbreds, Max Player, is pointed to classic races this summer
- Owners of 5% of Annestes Thoroughbreds will have a right of first offer in a sale of any of the horses
- Limited opportunity to own equity and partner with some of the most successful names in the industry
- We are different then the industry's syndicate models and do not charge a markup to our investors
- You can buy shares for anyone who is a fan of horse racing or the Kentucky Derby - family or friends

Historical Results of Operations

Our company was organized in July 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended July 9, 2020, the Company had revenues of $0.
- *Assets.* As of July 9, 2020, the Company had total assets of $0, including $0 in cash.
- *Net Income.* The Company has had net income of $0 for 2020.
- *Liabilities.* The Company's liabilties totaled $0 for 2020.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Annestes Thoroughbreds Inc cash in hand is $0, as of July 2020. Over the last three months, revenues have averaged $0/month, and operational expenses have averaged $0/month (we do not expect monthly expenses to exceed $10k per month, depending on the size of the raise) for an average burn rate of $0 per month. Our intent is to be profitable in 9 months.

We have had no material changes in operations or finances since the last date that the financials covered.

Annestes Thoroughbreds Inc. is going to purchase interests in racehorses one of which should run in significant races with large purses over the next six months. Although we expect him to earn money in these races it is possible that he does not earn any money in these races. Past performance is not indicative of future performance. All horses will incur customary boarding and training fees in addition there will be management fee associates with this offering.

Once Annestes Thoroughbreds is launched and the Horses have been purchased, other sources or capital could be from prize money and/or from the sale of horses. We believe we need a minimum of $100,000 to get to a revenue-generating point.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: N/A

Gross Margin: N/A

Return on Assets: N/A

Earnings per Share: $0.00

Revenue per Employee: N/A

Cash to Assets: N/A

Revenue to Receivables: ~

Debt Ratio: N/A

20.07.09 FINALreview FS Annestes.pdf

Risks

1. This is a very young company.

   The company was incorporated on July 7, 2020. It is a startup company that has not yet started operations, and has not started full operations. There is no history upon which an evaluation of its past performance and future prospects can be made. Thoroughbred racing is an intensely competitive activity, and we will be competing with persons who have significantly greater experience and financial resources than we do. There can be no assurance that we will be successful in our endeavors.

2. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. The company's performance is entirely dependent upon the performance and sale of the horses that are purchased or bred by the Company

The company's sole source of revenues will be derived from the performance and value created in the horses. The company may receive winnings resulting from the performance of the horses in races, or profits from the sale of racehorses or, foals and yearlings raised on the Farm. The company may potentially be able to charge stud fees if any of its horses are successful enough. All of these payments will be received net of commissions. It is anticipated that the breeding operation will generate revenues from sales as well as purses but initially the company will be dependent on purses generated by the horses of racing age. If the horses do not perform well , the company may receive no revenues, and yet still be responsible for the upkeep of the horses. Since a horse's performance is affected by the skill of its trainer and jockey, the decisions made by management with respect to the choice of trainer, jockey and the races in which the horses are entered will affect whether the company can initially generate any revenue. Investors will have no input into these decisions. The Company will rely on the expertise of K&G Stables with respect to breeding and raising the foals.

4

Valuation of Horses.

The Company obtained 3rd party appraisals as an indication of valuation in February 2020. The Company will not obtain 3rd party appraisals after every race or milestone achieved. The Company may and likely will revise the valuation of horses without guidance from a 3rd party appraisal based on several factors including performance on the track, performance while in training, races the horse may be pointed to, 3rd party offers for a horse, among other things. The value of a horse can change dramatically day to day because of performance, injury, or sickness. The value ascribed to a horse by the Company or by a 3rd party appraiser may be significantly different than the actual value and should be considered before making an investment.

5

Not all the horses to be owned by the company have been selected, and management may pick horses that fail to perform.

A portion of the proceeds of this offering will be used to buy additional horses to those identified in this PPM. All decisions with respect to acquisition or selling of horses will be made by management of the company, without any input from investors, and investors may disagree with the decisions made by management.

6

Not all of the horses have been assigned to a specific trainer.

A horse's performance and value is greatly affected by its trainer. Not all of the horses that we are acquiring or may acquire in the future are assigned to a specific trainer, and there can be no assurance that we will select the best trainer for any particular horse, or that we will be able to place every horse with a trainer. Since the company has no training facilities of its own, this will mean the prospect of any revenues from any horses that are not placed with a trainer are greatly diminished.

7 George Hall is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

8 The company will be required to pay trainer fees and other expenses with respect to the horses whether or not any of its horses win any races.

We anticipate entering into customary contracts with trainers. Under these contracts, we will be required to pay for the upkeep of the horses, regardless of the horses' success. The company will thus be subject to significant expenses, which the revenues received may not offset. We will also be required to pay K&G fees for management of the company's operations. We may ultimately pay more in expenses than we receive in revenues.

9

The cost of racing is unpredictable and speculative and may negatively impact the company's ability to generate revenue.

The company will be subject to increases in operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals (all of which are subject to inflationary pressure and should be expected to increase), to an extent which cannot be matched by increases in revenue. The racehorse industry, like other industries, is subject to labor disputes, labor shortages, and government intervention, changes in laws, licensing or regulatory restrictions, which may adversely impact the availability of grooms, trainers, jockeys and
other horse industry workers. Adverse weather and economic conditions may result in unforeseen circumstances including, without limitation, restrictions on attendance at a particular race or racetrack, ability to transport the horses, and increases in costs or decreases in revenues. Changes in government regulations, whether or not relating to the horse racing industry, may result in additional expenses or reduced revenue from operations.

10

The valuation of racehorses is a highly speculative matter and the market for racehorses is extremely volatile. If the valuation of the company's horses decreases, the company will still be responsible for the expenses of maintaining, training and racing its horses at lower level races or smaller venues, which could negatively impact the revenues from the horse.

The valuation of racehorses is a highly speculative matter and prices have fluctuated widely, particularly in recent years. The success of the company will be dependent upon the present and future values of racehorses generally, and of the company's horses in particular, and the racing industry in general, as well as the racing success of the company's horses.
Although the future value of horses generally cannot be predicted, it will be affected by general economic conditions such as inflation, employment, recessions, tariffs, unstable or adverse credit market conditions, other business conditions, the amount of money available for investment purposes, and the continued interest of investors and enthusiasts in the racehorse industry. In the past, there has been growing foreign investment in certain types of racehorses, and the continued ability of foreign investors to acquire horses is subject to change due to economic, political or regulatory conditions. The value of racehorses is also subject to federal income tax treatment of racing and related activities, the continuation or expansion of legalized gambling and... more

11

There can be no assurances that the performance or value of any horse owned by the company will not decrease in the future, which may have an adverse impact on the company's activities and financial position.

The business of owning, training and racing horses is a high-risk venture. There is no assurance that any horse and therefore any interest in such horse acquired by the company will be successful. Horses are subject to aging, illness, injury and disease, which may result in permanent or temporary retirement from racing, restrictions in racing schedules, layups, and even natural death or euthanasia of the animal. There can be no assurances that the value of the interest in any horse which may be acquired and owned by the company will not decrease in the future or that the company will not subsequently incur losses on the racing careers or sale
or other disposition of any or all of the horses. No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss.

While the company believes that there is a market for horse breeding, training and racing, that market is highly volatile. The horse industry is dependent upon the present and future values of horses and of the company's horses in particular. The company can provide no assurance that it will be successful in its proposed activity. The expenses incurred may result in operating losses for the company and there is no assurance... more

12

If a horse is unsuccessful in racing, becomes sick or injured, the company's revenue will be adversely affected.

Horse racing is extremely speculative and expensive. A horse in which the company has an interest must earn enough through racing to cover expenses of boarding and training. If a horse in which the company has an interest is unsuccessful in racing, its value will be adversely affected. Furthermore, revenues from racing are dependent upon the size of the purses offered.

The size of the purses depends in general on the extent of public interest in horse racing, and in particular on the relative quality of the specific horses in contention in any specific meeting or race. Although public interest has been strong in recent years, there is no assurance that public interest will remain constant, much less increase. Legalized gambling proliferating in many states threatens to curtail interest in horse racing as a means of recreation. In addition, there is no assurance that the horse in which the company has an interest will be of such quality that they may compete in any races which offer purses of a size sufficient to cover the company's expenses.

13

The company may purchase insurance on its horses, which could require company resources to be spent to insure any losses from the death or injury of a horse, or not, which could result in significant costs and potential loss of investment.

At the discretion of management, insurance may be purchased for a horse. There is no guarantee that any or all of the company's horses will be insured. Mortality insurance insures against the death of a horse during the company's ownership. Medical insurance covers possible risks of injury during racing or training. Liability insurance covers the risk that the horse causes death, injury or damage to persons or property. Expenses to purchase this insurance may negatively impact the company's results and reduce funds available for distribution. If the company does not obtain insurance and any horse, the company would responsible for the costs of any injury, such as veterinary expenses, surgery, and rehabilitation and, in the event of death, the company will lose its investment in the horse. These events may have a material adverse effect on our results and financial position.

14

Horse racing could be subjected to restrictive regulation or banned entirely, which could adversely affect the conduct of the company's business.

The racing future of and/or market for the horses in which the company has an interest depends upon continuing governmental acceptance of horse racing as a form of legalized gambling.

Although horse racing has a long history of acceptance in the United States and as a source of revenue, at any time, horse racing could be subjected to restrictive regulation or banned entirely. The value of the interest in the company's horses would be substantially diminished by any such regulation or ban. Horse racing is regulated in various states and foreign countries by racing regulatory bodies which oversee the conduct of racing as well as the licensing of owners, trainers and others. Further, other forms of gambling are being approved throughout the United States and therefore no assurance can be provided that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and participation, and therefore the profitability of horse racing and sales.

15

A decrease in average attendance at races coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the company's operations.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain race tracks which could impact the availability of race tracks available for horses in which the company has an interest to race at and then negatively impact its operations.

16

Industry practices and structures have developed which may not be attributable solely to profit-maximizing, economic decision-making which may have an adverse impact on the company's business.

Because horse racing is a sport as well as a business, industry practices and structures have developed which not be attributable solely to profit-maximizing, economic decision- making. For instance, a particular bloodline could command substantial prices owing principally to the interest of a small group of individuals having particular goals unrelated to economics. A decline in this interest could be expected to adversely affect the value of the bloodline.

17

The company may only own a minority interest in a horse and thus it may not have sufficient control regarding the training or racing of that horse.

The company will not always own a majority interest in a particular horse. Therefore, despite its best efforts to build in oversight rights and major decision rights (such as the sale of the horse) the company may have minimal input with regard to the race selection and training of the horse. As a result, the company may be dependent on the majority owners' decisions as to when and where to race or show that horse and to its training regime. Additionally, there are situations in which a trainer or owner may have a conflict of interest which could negatively impact the ability of a horse to be placed in a particular race and given priority in workout times, jockeys or stabling.

18

Competitive interests and other factors can have unforeseen consequences.

The horseracing industry is highly competitive and speculative. Horseracing in the United States and in foreign countries draws competitors and participants from locations throughout the United States and overseas, who have been in the business of horseracing for many years and have substantially greater financial resources than the company. The company will be competing in its racing and selling activities with such persons. Similarly, horse markets are international, and auctions are frequently internationally advertised. This can be favorable in that it increases the value of the horses but, by the same token, the company has little influence and may not be able to compete with such competitors in the acquisition of horses. The company will be competing in the purchase and sale of horses with most of the major horse breeders and dealers in the United States and foreign countries. Thus, prices at which the company buys or sells its horses may vary dramatically. Market factors, which are beyond the company's control, will greatly affect the profitability of the company. Such factors include, but are not limited to, auction prices, private sales, foreign investors, federal income tax treatment of the racing industry and the size of racing purses. Further, the company and the concept of crowd-funding in the racehorse industry is a new venture and thus the risk of unforeseen issues and problems is high.

19 Impact of non-compliance with regulations.

The company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and K&G will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). The company has taken the position that its interests in horses are generally not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses, and the company may be forced to liquidate. The company may also be required to limit the aggregate amount of its investments in minority interests in horses, or in horses held through particular legal structures, in order to comply with the Investment Company Act. These restrictions could limit the ability of the company to invest in horses that management would other believe to be desirable.

20 The company depends on a small management team and may need to hire more people to be successful.

The success of the company will greatly depend on the skills, connections and experiences of its management. The company has not entered into employment agreements with its executives. Should any of them discontinue working for the company or affiliated entities, there is no assurance that the company will continue. Further, there is no assurance that the company will be able to identify, hire and retain the right people for the various key positions.

21 Control of the company is in the hands of K&G

K&G owns all of the Series B Common Shares issued by the company and thus has sole voting power over all the actions of the company, except where specified by Delaware corporate law. Investors in this offering will have no power to elect the directors or participate in major decisions regarding the management or operations of the company. K&G is controlled by George Hall, our President and a director, which may give rise to conflicts of interest. K&G provides management and administration services to the company for a fee of 10% of assets under management as further described in the Master Services Agreement. The company does not have its own dedicated management team and will rely on its contractual relationship with K&G.

22 The company has no intention of paying dividend payments on a regular schedule as revenues are irregular, seasonal, and unpredictable.

The revenues, if any, of the company may be highly irregular and seasonal. While management will endeavor to sell horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions.

Revenues from racing winnings will depend upon the performance of the company's horses. Moreover, the payment of dividends is subject to the provisions of Delaware law, which condition the payment of dividends upon the company's having net earnings. Moreover, the payment of dividends is subject to the provisions of Delaware law, which limit the company's ability to pay dividends based on the Company's capital surplus or profits. The consequent variance in the amount or the timing of the company's dividends, if any, could pose particular risks for investors who seek to transfer their Shares at any given time.

23 The offering price has been arbitrarily set by the company.

The offering price of the Shares has been arbitrarily set by the company based upon its expected financial requirements. The offering price of the Shares is not necessarily indicative of their value. No assurance can be given that the Shares, if transferred, could be sold for the offering price or for any other amount.

24 The exclusive forum provision in the company's Certificate of Incorporation may have the effect of limiting an investor's ability to bring legal action against the company and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section IX of the company's Certificate of Incorporation contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – All Classes of Stock – Forum Selection Provisions." Further, Article VII of the subscription agreement for this Offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see "Securities Being Offered – All Classes of Stock – Forum Selection Provisions." The forum for these lawsuits will be the Court of Chancery in the State of Delaware. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations.

There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its... more

25

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement and claims where the forum selection provision is applicable, which could result in less favorable outcomes to the plaintiff(s) in any such action.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. Further, the Court of Chancery in Delaware is a non-jury trial court and therefore those claims will not be adjudicated by a jury. See "Securities Being Offered – All Classes of Stock – Jury Trial Waiver."

If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the... more

26

The provisions of Section 12(g) of the Securities Exchange Act may result in our having to limit transfers of the Shares.

Section 12(g) of the Securities Exchange Act of 1934 provides that if a company acquires 2,000 holders of record of any class of its equity securities (or 500 non-accredited holders), it must register under the Exchange Act and become a fully-reporting public company, which would be a burden for a small company. To the extent any trading market develops for the Shares we may therefore limit transfer in order not to trigger the thresholds of Section 12(g). This may have the result of reducing any eventual trading in our Shares, and the price of such Shares.

27 Investors' interests may be diluted

Annestes Thoroughbreds Inc. anticipates that it will raise additional capital in the future. Future issuance of additional securities could dilute the ownership stakes of Annestes Thoroughbreds Inc.'s existing owners; and there can be no assurance that the effects of such dilution will not be substantial. K&G, our controlling shareholder, may increase the number of authorized shares of capital stock of the company without the vote or consent of the holder of Shares and our board of directors may issue Preferred Stock in one or more series which may have greater preferences and rights than the Shares. Any additional Shares or shares of a different or series of securities that might hereafter be issued may negatively impact the Company's existing owners.

28 The impact of COVID-19 on horse breeding and horseracing may have a material impact on our business and ability to operate profitably.

The current pandemic and spread of SARS CoV-2, the virus responsible for COVID-19, has had a dramatic impact on the horseracing industry as well as breeding and training of racehorse. Initially many race tracks closed and races were cancelled. As racetracks re-open, they are subject to various social distancing and other protocols that will have the effect of reducing attendance and limiting the activities and movement of jockeys, owners and trainers. Similar safety protocols have been implemented for breeding and training facilities. These restrictions and safety protocols are likely to increase the costs of breeding, owning and managing our horses and may reduce purse prizes and sale prices for horses.

29

Investors will have to subscribe to multiple agreements in order to invest in this offering.

In order to invest in this offering, investors agree to become a party to the Subscription Agreement with the company, and the Custodian and Voting Agreement available here: https://wefunder.com/legal/custodian (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") will hold title of the securities for the benefit of the investor. The company has chosen to participate in this program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. Further, transferees will be required to become parties to the Custodian and Voting Agreement.

30

As part of the Custodian and Voting Agreement, Investors will grant the Custodian the right to vote their shares purchased in this offering.

The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. This means that investors in this offering will not have the right to vote for any matters submitted to them for a vote. Instead, that right will be granted to the Custodian, and [its affiliate], the Lead Investor.

31

You will not hold title to the purchased securities, instead, title will be held by the Custodian.

Under the terms of the Custodian and Voting Agreement, title to the shares in this offering will be held by the Custodian for your benefit. By holding custody of the title to the shares it means that the Custodian will be required to engage in business practices that protect your interests as the beneficial owner of the shares. The shares are not protected by insurance, and it is unclear what protections are available if the Custodian enters into bankruptcy proceedings in which creditors assert rights to shares for which you are the beneficial owner.

32

No regulator has given their approval of the form of the arrangement with the Custodian.

The company has relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If during this offering, or in subsequent securities offerings by the company for which require regulatory review, the arrangement with the Custodian is challenged, the company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
John Hall	CEO Adara Asset management @ Adara Asset management	2020
Jorge Velasquez	Hall of fame Jockey @ Jorge Velasquez	2020
George Hall	CEO @ Clinton Group Inc	2020

Officers

OFFICER	TITLE	JOINED
John Hall	Secretary	2020
George Hall	President	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
K&G Stables	1 Class B Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$39,200	Priced Round
		Priced Round

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$51,500	20% of the raise will be set aside for ongoing working capital, and 72.5% will be used for equine purchase. 7.5% will go towards Wefunder intermediary fees.
$1,070,000	20% of the raise will be set aside for ongoing working capital, and 72.5% will be used to purchase horses for racing and breeding. The long term goal is to have several mares on the farm that will be bred each year to what the Farm manager believes to be the appropriate stallion. 7.5% will go towards Wefunder intermediary fees. In the case of an assumed raise of $3,000,000 for this Offering combined with the concurrent Reg 506(c) offering, the amount to be paid with respect to the horses totals approximately $784k and is comprised of 25% of Max Player, 78.67% of Swingman, 78.67% of the Munnings filly and 100% of the Midnight Lute colt. Net proceeds from the sale of shares may also be used to acquire new horses as determined by management of the company.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	1	0	No
Class A Common Stock	30,000	0	No
Class B Common Stock	1	1	Yes

The Funding Portal

Annestes Thoroughbreds is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.